EXHIBIT 99.2

PRETIUM RESOURCES INC.
Suite 2300, 1055 Dunsmuir Street
Vancouver, British Columbia  V7X 1L4
Telephone: (604) 558-1784
www.pretivm.com

INFORMATION CIRCULAR

(all information as at April 12, 2016 unless otherwise noted)

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Pretium Resources Inc. (the “Company”, “we” or “us”) for use at our Annual General and Special Meeting of Shareholders (the “Meeting”).

The Meeting is being held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia on Thursday, May 12, 2016 at 2:00p.m. (Vancouver time) for the purposes set forth in the accompanying Notice of Meeting.

INFORMATION ABOUT VOTING

Solicitation of Proxies

While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.  All costs of this solicitation will be borne by the Company.

Completion and Voting of Proxies

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or non-registered shareholder) having one vote, unless a poll is required or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively.  To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66⅔% of the votes cast will be required.

Appointment of Proxyholders

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons named in the Proxy as Proxyholders.  To exercise this right, the shareholder must insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

The persons named in the accompanying Proxy as Proxyholders are our directors or officers.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space.  On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy, provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank.  In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting.  At the time of printing this Information Circular, our management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder’s attorney authorized in writing.  In the case of a corporation, the Proxy must be dated and duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with our transfer agent in accordance with the instructions and before the time set out in the Proxy.  Proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion.  Non-registered shareholders that are OBOs (as defined below under “Non-registered Shareholders”) must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

Registered Shareholders

Only shareholders registered as shareholders in our shareholder registry maintained by our registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-registered Shareholders”) will be recognized to make motions or vote at the Meeting.

Non-registered Shareholders

Many Shareholders are “non-registered” shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s, TFSA’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders: those who object to their name being made known to the issuers of securities which they own (called ‘OBOs’ for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called ‘NOBOs’ for Non-Objecting Beneficial Owners).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly to NOBOs.  We are not using the notice and access provisions of NI 54-101 this year.

Under the provisions of NI 54-101, we will be directly delivering proxy-related materials to our NOBOs who have not waived the right to receive them.  As a result, NOBOs can expect to receive a Voting Instruction Form (“VIF”), together with the Notice of Meeting, this Information Circular and related documents from our transfer agent, Computershare Investor Services Inc. (“Computershare”).  These VIF’s are to be completed and returned to Computershare in the envelope provided, or by facsimile, or voted using the telephone or internet alternatives included on the VIF.  In this regard, Computershare is required to follow the voting instructions properly received from NOBOs.

Computershare will tabulate the results of the VIF’s received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIF’s they receive.  NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete the VIF’s that are to be returned to Computershare.

Should a NOBO wish to vote at the Meeting in person, the NOBO must insert the names of the NOBO (or the name of the person that the NOBO wants to attend and vote on the NOBO’s behalf) in the space provided on the VIF and return it to Computershare. If Computershare or the Company receives a written request that the NOBO or its nominee be appointed as proxy holder, if management is holding a proxy with respect to common shares beneficially owned by such NOBO, we will arrange, without expense to the NOBO, to appoint the NOBO or its nominee as proxy holder in respect of those common shares.  Under NI 54-101, unless corporate law does not allow it, if the NOBO or its nominee is appointed as proxy holder by the Company in this manner, the NOBO or its nominee, as applicable, must be given the authority to attend, vote and otherwise act for and on behalf of management in respect of all matters that come before the meeting and any adjournment or postponement of the meeting.  If we receive such instructions at least one business day before the deadline for submission of proxies, we are required to deposit the proxy within that deadline, in order to appoint the NOBO or its nominee as proxy holder.  If a NOBO requests that the NOBO or its nominee be appointed as proxy holder, the NOBO or its appointed nominee, as applicable, will need to attend the meeting in person in order for the NOBOs vote to be counted.

NOBOs that wish to change their vote must, in sufficient time in advance of the Meeting, contact Computershare to arrange to change their vote.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner and we (or our agent) have sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.  We do not intend to pay the costs of intermediaries forwarding the securityholder materials to OBOs so OBOs will only receive the securityholder materials where the intermediary has assumed such costs.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs.  Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs.  With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.  The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own.

Should an OBO of Common Shares wish to vote at the Meeting in person, insert the OBO’s name (or the name of the person the OBO wants to attend and vote on the OBO’s behalf) in the space provided for that purpose on the request for voting instructions form and return it to the OBO’s intermediary or send your intermediary another written request that the OBO or its nominee be appointed as proxy holder.  The intermediary is required under NI 54-101 to arrange, without expense to the OBO, to appoint the OBO or its nominee as proxy holder in respect of the OBO’s common shares.  Under NI 54-101, unless corporate law does not allow it, if the intermediary makes an appointment in this manner, the OBO or its nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of the intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting.  An intermediary who receives such instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within that deadline, in order to appoint the OBO or its nominee as proxy holder.  If an OBO requests that the intermediary appoint the OBO or its nominee as proxy holder, the OBO or its appointed nominee, as applicable, will need to attend the meeting in person in order for the OBOs vote to be counted.

OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.  Only registered Shareholders have the right to revoke a proxy.  OBOs of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

Revocation of Proxies

Shareholders have the power to revoke Proxies previously given by them.  Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder’s attorney authorized in writing and in the case of a corporation, duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered to our registered office at Suite 2900, 550 Burrard Street, Vancouver, BC, Canada, V6C O3A or to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada, M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 416-263-9524 outside of Canada and the US, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting.

Exercise of Discretion

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, and the management proxyholders have been appointed, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed Proxyholder thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Our authorized common share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares which may be issued in series with such rights and restrictions as are determined by the directors at the time of issue.

As at the date hereof, we have issued and outstanding 177,639,160 fully paid and non-assessable common shares, each share carrying the right to one vote.  We have no other classes of voting securities and do not have any outstanding preferred shares.

Any shareholder of record at the close of business on April 1, 2016 is entitled to vote in person or by proxy at the Meeting.

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

To the best of the knowledge of our directors and senior officers, no Person or corporation beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all of our outstanding shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; and (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein or in our Annual Information Form dated March 28, 2016, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The audited financial statements and Management Discussion & Analysis (“MD&A”) for the year ended December 31, 2015, are available upon request from the Company or they can be found on SEDAR at www.sedar.com or on the Company’s website at www.pretivm.com.

The audited financial statements of the Company for the year ended December 31, 2015 and the report of the auditor thereon will be placed before the shareholders at the Meeting but no shareholder vote is required in connection with them.

Number of Directors

Management proposes that the number of directors on the Company's board be set at eight (8). The Board of Directors of the Company currently consists of eight directors.

Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of directors elected for the ensuing year at eight (8), subject to such increases as may be permitted by the articles of the Company and the provisions of the Business Corporations Act (British Columbia).

We recommend a vote “FOR” the approval of the resolution setting the number of directors at eight (8).

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the resolution setting the number of directors at eight (8).

Election of Directors

Each director elected holds office until our next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”).

At the Meeting, we will ask shareholders to vote for the election of the eight nominees proposed by us as directors.  Each holder of Common Shares will be entitled to cast their votes for or withhold their votes from the election of each director.

Nominees

The following provides information on the eight nominees proposed for election as directors, the Province/State and Country in which each is ordinarily resident and the period during which each has served as a director.  The tables below detail the principal occupation of each nominee during the last five years and each nominee’s current equity ownership which consists of common shares beneficially owned, directly or indirectly, or controlled or directed, options (each equivalent in value to a common share) and Restricted Share Units credited to each nominee as at December 31, 2015.

Further information regarding the options and Restricted Share Units can be found in the Compensation portion of this Information Circular.  The total equity value of common shares held as at December 31, 2015 is presented in Canadian dollars.

Also included is information relating to the nominees’ membership on committees of the Board and Board and committee meeting attendance for the year ended December 31, 2015.  During 2015, our Board of Directors held 5 regularly scheduled and 3 special meetings.  Special meetings may be called on shorter notice than regularly scheduled meetings, which are scheduled over the year or more in advance.  In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation.

Management does not contemplate that any of these nominees will be unable to serve as a director.

We recommend a vote “FOR” the election of each of the nominees.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of the nominees.

Robert A. Quartermain British Columbia, Canada	Age: 61 Non-Independent Director since October 22, 2010
Robert Quartermain is our Chief Executive Officer and Chairman. Mr. Quartermain was also our President from October 2010 until May 2015.

Prior to joining the Company, Mr. Quartermain was the President and Chief Executive Officer of Silver Standard from January 1985 to January 2010.

Mr. Quartermain has a Bachelor of Science degree in geology from the University of New Brunswick, a Master of Science degree in mineral exploration from Queen’s University and was awarded an honorary Doctor of Science degree from the University of New Brunswick in May 2009.  Mr. Quartermain is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Areas of Expertise
Mining Industry Experience; Exploration/Geology; Environment, Safety & Sustainability; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation, Risk Management; Public Reporting& Investor Communication

Board/Committee Membership	Attendance
Board Finance	8 of 8 13 of 13	100% 100%
Securities held as at December 31, 2015
Options	2015 Restricted Share Units	Common Shares	Total Value of Common Shares
971,000	198,733	2,598,353	$18,084,537 (1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2015 ($6.96).

C. Noel Dunn Massachusetts, USA	Age: 56 Independent Director since October 22, 2010
Noel Dunn is the Chair of our Compensation Committee.

Mr. Dunn is the Managing Partner of Ero Resource Partners LLC.  Mr. Dunn was the Managing Director of Liberty Mining & Metals, a subsidiary of Liberty Mutual Investments from 2011 to 2013 and is a former partner of Niantic Partners LLC, a private equity partnership formed in 2009, which focused on investing in real estate, natural resources and other physical assets.

Prior to 2009, Mr. Dunn spent most of his career working in investment banking, primarily with Goldman Sachs managing a capital underwriting business in London, and in later years, with Bear Stearns and JP Morgan as a leader of their respective investment banking practices in mining and metals.

Area of Expertise
Mining Industry Experience; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Public Reporting & Investor Communication
Board/Committee Membership	Attendance
Board Audit Compensation and Corporate Governance	8 of 8 2 of 2(1) 6 of 6	100% 100% 100%
Securities held as at December 31, 2015
Options	2015 Restricted Share Units	Common Shares	Total Value of Common Shares
180,000	23,178	50,000	$348,000 (1)
(1)	Mr. Dunn was a member of the Audit Committee until May 7, 2015 and attended all Audit Committee meetings until that time.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2015 ($6.96).

Ross A. Mitchell British Columbia, Canada	Age: 67 Independent Director since October 22, 2010
Ross Mitchell is the Chair of our Audit Committee.

Mr. Mitchell was Vice President, Finance of Silver Standard from 1996 until his retirement in 2007. He formed his own holding company in 2008 which invests in various publicly traded companies and real estate. Mr. Mitchell earned a Bachelor of Commerce Degree from the University of British Columbia in 1971 and earned his Chartered Accountant designation from the Institute of Chartered Accountants of British Columbia in 1973.

Area of Expertise
Mining Industry Experience; Audit & Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Public Reporting & Investor Communication
Board/Committee Membership	Attendance
Board Audit (Chair) Compensation and Corporate Governance Finance	8 of 8 4 of 4 6 of 6 13 of 13	100% 100% 100% 100%
Securities held as at December 31, 2015
Options	2015 Restricted Share Units	Common Shares	Total Value of Common Shares
170,000	23,841	125,000	$870,000 (1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2015 ($6.96).

Joseph J. Ovsenek British Columbia, Canada	Age: 57 Non-Independent Director since December 21, 2010
Joseph Ovsenek is our President.

Mr. Ovsenek was our Executive Vice President and Chief Development Officer from January 2011 to May 2015. Prior to joining us in January 2011, Mr. Ovsenek served as Senior Vice President, Corporate Development of Silver Standard from September 2009 to January 2011 and Senior Vice President, Corporate of Silver Standard from February 2003 to September 2009.

Mr. Ovsenek graduated from the University of British Columbia with a Bachelor of Applied Science degree in Mechanical Engineering in 1983 and from the University of Toronto with a Bachelor of Laws degree in 1989. Mr. Ovsenek is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia.

Area of Expertise
Mining Industry Experience; Environment, Safety & Sustainability; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Information Technology; Public Reporting & Investor Communication

Board/Committee Membership	Attendance
Board Finance	8 of 8 13 of 13	100% 100%
Securities held as at December 31, 2015
Options	2015 Restricted Share Units	Common Shares	Total Value of Common Shares
950,000	179,240	125,575	$874,002 (1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2015 ($6.96).

George Paspalas British Columbia, Canada	Age:53 Director since May 10, 2013
George Paspalas is our Lead Director and the Chair of our Technical Committee.

Mr. Paspalas is the President and Chief Executive Officer of MAG Silver Corp.  Prior to joining MAG Silver, Mr. Paspalas was the President and Chief Executive Officer of Aurizon Mines Ltd. from August 2011 to June 2013.  From 2007 to 2011, Mr. Paspalas was the Chief Operating Officer of Silver Standard Resources Inc.  Mr. Paspalas earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.

Area of Expertise
Mining Industry Experience; Exploration/Geology; Construction/Operations;  Environment, Safety & Sustainability; Audit/Finance; Capital Markets & Corporate Finance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication

Board/Committee Membership	Attendance
Board Compensation and Corporate Governance Finance Technical	8 of 8 6 of 6 13 of 13 1 of 1	100% 100% 100% 100%
Securities held as at December 31, 2015
Options	2015 Restricted Share Units	Common Shares	Total Value of Common Shares
240,000	28,476	8,000	$55,680 (1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2015 ($6.96).

Peter Birkey Minnesota, USA	Age: 46 Director since May 14, 2014
Peter Birkey is an Investment Executive who has over twenty years of experience investing in the financial markets and advising both public and private companies.

Mr. Birkey was an Executive Vice President for Liberty Mutual Asset Management responsible for all Strategy, Public Markets, Risk Management, Real Estate and Special Situations from June 2004 to October 2013.  Prior to this, he was a Senior Vice President for AmerUs Capital Management (now Aviva USA) responsible for their Investment Department and a Portfolio Manager for AEGON USA.

Mr. Birkey is a graduate with highest honors from the University of Chicago with an MBA in Finance and Marketing.  He earned his Bachelor’s degree at Coe College in Economics and Business Administration and is also a Chartered Financial Analyst.

Area of Expertise
Mining Industry Experience; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication
Board/Committee Membership	Attendance
Board Audit Finance	8 of 8 4 of 4 13 of 13	100% 100% 100%
Securities held as at December 31, 2015
Options	2015 Restricted Share Units	Common Shares	Total Value of Common Shares
190,000	23,178	40,000	$278,400 (1)
(1)	Calculated using the market price of our shares on the TSX on December 31, 2015 ($6.96).

Shaoyang Shen British Columbia, Canada	Age: 46 Director since January 16, 2015
Shaoyang Shen is the Managing Director for Overseas Development of Zijin Mining Group.  Prior to joining the Zijin Mining Group, Mr. Shen was the Chief Operating Officer and Vice President of Silvercorp Metals Inc. from 2009 to April 2014.

Mr. Shen is a Member of The Society of Management Accountants of Ontario since 2004. He holds a Bachelor of Economics Degree from Xiamen University (China), a Master of Business Administration from the National University of Singapore and a Master of Management & Professional Accounting from the University of Toronto.

Area of Expertise
Mining Industry Experience; Construction/Operations; Environment, Safety & Sustainability; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Risk Management
Board/Committee Membership	Attendance
Board Audit	7 of 8 2 of 2(1)	88% 100%
Securities held as at December 31, 2015
Options	2015 Restricted Share Units	Common Shares	Total Value of Common Shares
150,000	21,192	Nil	Nil
(1)	Mr. Shen was appointed to the Audit Committee on May 7, 2015 and as such, attended the two Audit Committee meetings that were held subsequent to his appointment.

Nicole Adshead-Bell British Columbia, Canada	Age: 42 Director since October 1, 2015
Dr. Nicole Adshead-Bell is President of Cupel Advisory Corp., which invests in the natural resources sector and provides strategic advisory services to natural resource funds and companies.  Dr. Adshead-Bell has over twenty years of capital markets and natural resource sector experience, spanning institutional investing, investment banking (multiple M&A transactions and equity/debt financings), sell-side equity research, specialist geology consulting and research.

From 2012 to 2015, Dr. Adshead-Bell was Director of Mining Research at Sun Valley Gold LLC, a SEC-registered investment advisor in the precious metals sector.  From 2007 to 2010, was Managing Director/Vice President, Investment Banking at Haywood Securities where she worked on multiple mining sector M&A transactions and financings.

Dr. Adshead-Bell has a Ph.D. in Geology, a First Class Honours Degree in Geology, and a Bachelor of Science Degree, majoring in Geology and Archaeology, all from James Cook University in North Queensland, Australia

Area of Expertise
Mining Industry Experience; Exploration/Geology; Construction/Operations; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication

Board/Committee Membership	Attendance
Board Technical	2 of 2(1) 1 of 1	100% 100%
Securities held as at December 31, 2015
Options	2015 Restricted Share Units	Common Shares	Total Value of Common Shares
150,000	21,192	Nil	Nil
(1)	Dr. Adshead-Bell was appointed to the Board of Directors on October 1, 2015 and as such, attended only 2 of the board meetings during the year ended December 31, 2015.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of management’s knowledge, other than described herein, no proposed director is, or has been within the last ten years, a director or executive officer of any company that:

(a)
while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)
after the director or executive officer ceased to be a director or executive officer, was the subject of a cease trade or similar order or an order which resulted from an event that happened while the director acted in that capacity that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)
while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of our directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Voting Policy

As part of our corporate governance practices, the Board of Directors adopted a Majority Voting Policy that requires, in an uncontested election of directors, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the Lead Director of our Board promptly following the shareholder’s meeting.

The Corporate Governance Committee will then consider the offer of resignation and make a recommendation to the Board of Directors on whether to accept it.  In considering whether or not to recommend acceptance of the resignation, the Corporate Governance Committee will consider all factors deemed relevant by members of such Committee.  The Corporate Governance Committee will be expected to recommend acceptance of the resignation except in situations where the consideration would warrant the applicable director continuing to serve on the Board of Directors.

The Board of Directors will make its final decision and announce it in a news release within 90 days following the shareholders’ meeting.  A director who tenders his resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as our auditor to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.  PricewaterhouseCoopers LLP, has served as our auditor since October 24, 2010.

We recommend a vote “FOR” the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting of the shareholders, at a remuneration to be fixed by the directors.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP.

Renewal of our Stock Option Plan

The Company has a “rolling” incentive stock option plan (the “Stock Option Plan”). The maximum aggregate number of common shares issuable under the Stock Option Plan may not exceed, together with any other share compensation arrangement of the Company that provides for the issuances of the Company’s common shares from treasury, 10% of the issued and outstanding common shares from time to time (this limit includes the common shares issuable under the RSU Plan (as defined below) in addition to the common shares issuable under the Stock Option Plan).

Pursuant to certain rules of the TSX, the Plan needs to be renewed by shareholders and the unallocated stock options available thereunder must be approved every three years, failing which no further stock options may be awarded under the Plan. The Plan is therefore being submitted to shareholders at the Meeting for these purposes.

As the number of issued and outstanding common shares increases, the Company may increase the number of shares reserved for issuance, upon application to the TSX. The Plan automatically makes exercised stock options available for subsequent grants under the Plan and provides for the reservation and issuance of additional common shares pursuant to such stock options.

As at the date of this Information Circular, stock options to purchase 8,710,950 common shares (4.9% of the Company’s current outstanding capital) are outstanding.

9,052,966 common shares (5.1% of the Company’s current outstanding capital) are available for future stock option awards under the Plan.

Number issued & outstanding
Common shares	177,639,160
10% of Issued and Outstanding Common Shares	17,763,916
Stock Options	8,710,950
RSUs	861,344
Total remaining available for issuance	8,191,622

No material terms or conditions of the Stock Option Plan have been amended and the Board of Directors approved the Stock Option Plan on March 10, 2016, subject to acceptance by the TSX and shareholder approval.

A summary of the Stock Option Plan is attached hereto as Appendix B.  The full text of the Stock Option Plan is available on our website and copies will also be available at the Meeting.

The Stock Option Plan must be confirmed by a majority of the votes cast by Shareholders in person or by proxy at the Meeting.  If shareholders do not approve the renewal of the Plan at this Meeting, all unallocated stock options will be cancelled and the Company will not be permitted to award further stock options under the Plan. All outstanding stock options under the Plan will continue unaffected.

At the Meeting, Shareholders will be asked to consider, and if thought fit, pass a resolution in substantially the following form:

RESOLVED THAT:

1.
the re-adoption of the Company’s Stock Option Plan dated March 10, 2016 (the “Plan”) as presented to the shareholders of the Company at the Annual General and Special Meeting of Shareholders the Company on May 12, 2016 (the “Meeting”) be and is hereby approved, confirmed and ratified;

2.	the renewal of the of the Plan, as amended, be and is hereby approved and all unallocated options issuable pursuant to the Plan, as amended, are hereby authorized, approved, confirmed and ratified;

3.	the Board be and is hereby authorized to reserve a sufficient number of common shares to satisfy the requirements of the Plan, as amended;

4.	the Board be and is hereby authorized to grant options under the Plan, as amended, until May 12, 2019, being the date that is three years from the Meeting date; and

5.
any one or more of the directors or senior officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.

We recommend a vote “FOR” the adoption of the Company’s Stock Option Plan dated March 10, 2016.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the adoption of the Stock Option Plan.

Approval of our Restricted Share Unit Plan

In December 2015, the Company established a Restricted Share Unit Plan (the “RSU Plan”) in order to have a broader range of incentive plans in place to attract, retain and motivate directors, key employees and consultants of the Company.

A summary of the RSU Plan is attached hereto as Appendix C. The full text of the RSU Plan is available on our website and copies will also be available at the Meeting.

Under the RSU Plan, the number of our common shares issuable from treasury pursuant to the RSU Plan, together with any other share compensation arrangement of the Company that provides for the issuance of our common shares from treasury, shall not exceed 10% of the Company’s issued and outstanding common shares (this limit includes the common shares issuable under the Stock Option Plan).  The Company may satisfy RSUs by the issuance of common shares from treasury.  The Company may also settle any issued RSUs by payment of cash.  Under the RSU Plan, the Company may choose to purchase the common shares, for the settlement of a RSU, through an independent broker.

As at the date of this Information Circular, there were 861,344 RSUs outstanding under the RSU Plan (0.48% of the Company’s current outstanding capital).

Pursuant to certain rules of the TSX, the RSU Plan needs to be approved by shareholders and is renewed every three years.  If such approvals are not obtained, the Company will not be authorized to issue common shares under the RSU Plan. The Plan is therefore being submitted to shareholders at the Meeting for these purposes.

At the Meeting, Shareholders will be asked to consider, and if thought fit, pass a resolution in substantially the following form:

RESOLVED THAT:

1.
the adoption of the Company’s Restricted Share Unit Plan dated December 8, 2015 (“RSU Plan”) as presented to the shareholders of the Company at the Annual General and Special Meeting of the Company on May 12, 2016 (the “Meeting”), and the Restricted Share Units (“RSUs”) granted thereunder, be and it is hereby approved, confirmed and ratified;

2.	all unallocated RSUs issuable pursuant to the RSU Plan are hereby authorized, approved, confirmed and such RSU may be satisfied by the issuance of common shares from treasury until May 12, 2019;

3.	the Board be and is hereby authorized to reserve a sufficient number of common shares to satisfy the requirements of the RSU Plan, as amended; and

4.
any one or more of the directors or senior officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company, or otherwise, all such documents and other writings, including treasury orders, as may be required to give effect to the true intent of these resolutions.

We recommend a vote “FOR” the adoption of the Company’s RSU Plan dated December 8, 2015.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the adoption of the RSU Plan.

Approval of Shareholder Rights Plan

In May 2012, the Company implemented and received Shareholder approval on a Shareholder Rights Plan Agreement dated April 5, 2012 (the “Shareholder Rights Plan”).  As the Shareholder Rights Plan expired in 2015, Shareholders will be asked to consider, and if thought fit, approve and ratify a new Shareholder Rights Plan Agreement entered into between the Company and Computershare Trust Company, as rights agent, on April 12, 2016 (the “2016 Shareholder Rights Plan”).

The Shareholder Rights Plan is not being recommended in response to or in contemplation of any known take-over bid or other similar transaction.

A summary of the Shareholder Rights Plan is attached hereto as Appendix D.  The full text of the Shareholder Rights Plan is available on our website and copies will also be available at the Meeting.

The Shareholder Rights Plan must be approved by not less than a majority of the votes cast by both (a) all Shareholders present or represented by proxy at the Meeting, and (b) all Shareholders present or represented by proxy at the Meeting that are not “Grandfathered Persons” (i.e. Shareholders who already beneficially own 20% or more of the outstanding Voting Shares on the effective date) under the Shareholder Rights Plan.  As of the date of this Information Circular, there are no Grandfathered Persons under the Shareholder Rights Plan.

The Shareholder Rights Plan must be confirmed by a majority of the votes cast by Shareholders in person or by proxy at the Meeting.

At the Meeting, Shareholders will be asked to consider, and if thought fit, pass a resolution in substantially the following form:

RESOLVED THAT:

1.	The 2016 Shareholder Rights Plan Agreement dated April 12, 2016 between the Company and Computershare Trust Company, as rights agent, is hereby approved, ratified and confirmed; and

2.
Any one director or officer of the Company is hereby authorized and directed to execute and deliver, whether under corporate seal or otherwise, any such agreement, instrument, notice, consent, acknowledgement, certificate or other document and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

We recommend a vote “FOR” the approval and ratification of the Shareholder Rights Plan.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the adoption of the Shareholder Rights Plan.

Advisory Vote on Executive Compensation

The Board of Directors believes that the Company’s compensation program must be competitive to attract and retain top quality directors and officers, provide a strong incentive to its management to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders.

A detailed discussion of the Company’s executive compensation program is provided under the heading “Compensation” of this Information Circular.

Shareholders are asked to consider that disclosure because the shareholders have a formal opportunity at the Meeting to provide their views on the Company’s approach to executive compensation through the following “Say on Pay” advisory vote:

RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders of the Company accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2016 Annual General and Special Meeting of Shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility. However, the Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay for performance compensation model (see “Statement of Executive Compensation” for details regarding the compensation philosophy and guidelines of the Board).

We recommend a vote “FOR” the approval of the non-binding resolution on executive compensation.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the adoption of the approval of the non-binding resolution on executive compensation.

Other Business

If other matters are properly brought up at the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.  We are not aware of any other items of business to be considered at the Meeting.

COMPENSATION

Compensation Governance & Overview

Strategy and Approach

Our employees are a key asset and our principal source of competitive advantage.  Our success depends upon attracting and retaining a group of highly qualified and motivated executives and employees dedicated to our success and strong long-term performance.  The mining industry is a competitive labour market and achieving the appropriate compensation arrangements across all levels of our employee structure is critical to our success.

The main objective of our Compensation Committee is to discharge the responsibilities of the Board of Directors relating to compensation and benefits of the Executives and Directors of the company. The objective of the executive compensation package is:

a)	to attract and retain high quality employees with the requisite skill set;

b)	encourage and motivate outstanding performance and contributions;

c)	link compensation with short and long-term performance results; and

d)	achieve alignment of our executive team with shareholder interests.

Benchmarking

A core tenet of compensation philosophy is to provide comparative compensation in support of attraction and motivation of high caliber executives.  Our objective is to establish compensation levels that are fair and reasonable, based on peer-company benchmarking, but offering significant incentive for above average performance.

In determining an appropriate group of comparator mining companies, the Compensation Committee in consultation with an independent mining knowledgeable compensation consulting group considered the following factors:  gold/silver development companies, companies commencing production with 250,000 to 500,000 gold equivalent ounces of annual production and companies with a comparative market capitalization of $500M - $1.5M.  These companies are reviewed annually to ensure the peer group is comparative.  The same group is used for our director compensation.

Comparative data for the following peer companies (our “Peer Companies”) were evaluated after being accumulated from a number of external sources and were increased from 8 in 2014 to 13 in 2015:

Asanko Gold Inc.	MAG Silver Corp.	Premier Gold Mines Ltd.
Detour Gold Corp.	Nevsun Resources Ltd.	Silver Standard Resources Inc.
Guyana Goldfields Inc.	NovaGold Resources Inc.	Tahoe Resources Inc.
Imperial Metals Corp.	Platinum Group Metals Ltd.	Torex Gold Resources Inc.
Lake Shore Gold Corp.

We selected these 13 development stage and producing precious metal companies as our Peer Companies on the basis that they are the direct competitors for the individuals we require to build our company into a significant precious metals producer.  Comparative data was used for the purposes of considering the competitiveness of 2015 executive compensation.

There are three basic components to our executive compensation arrangements: base salary; short-term incentive awards; long-term incentive compensation consisting of stock options and restricted share units (RSUs).  In some cases, there may be additional incremental non-cash compensation.

a)
Base Salary – Base salary which is reviewed annually, is considered in the context of total compensation and will be managed within a prescribed range for each executive position. This allows salaries to reflect employee qualifications, competencies and performance and allows flexibility in recruitment and retention and ensures the Company can be competitive within the market place.

b)
Short-term Incentive Plan awards – The objective of our short term incentive awards are to reward executives for achievement of our annual corporate goals and objectives.  The program relies on the assessment of an individual’s performance by the Chairman and CEO in light of the individual’s responsibilities.  After discussion with the Compensation Committee, short term assessment awards are recommended to the Board for approval.

c)	Long-Term Incentive Plan (“LTIP”) – Our LTIP awards program has traditionally consisted of the grant of stock options under our Stock Option Plan to purchase common shares.

Stock options are used to align our Executive and other key employee interests with those of our shareholders by providing an incentive to achieve Pretivm’s long term superior performance objectives.  The Board has established a vesting schedule and option term focused on the retention of our Named Executive Officers (“NEO’s”) and other employees.  Under this program, 25% of granted options vest every six months commencing on the date of grant, with options granted for a five year term, subject to certain conditions.

In 2014, the Board approved a restricted share unit plan (the “2014 RSU Plan”) for directors, executive officers and other employees in order to promote greater alignment of interests between the directors, executive officers, employees and shareholders.  The 2014 RSU Plan provided contingent future compensation based on common share price performance and is payable only in cash.  The 2014 RSU Plan is administered by the Compensation Committee, which has the authority to determine the eligible full time employees to whom 2014 Restricted Share Units (“2014 RSUs”) may be granted and the number of 2014 RSUs to be granted to plan participants.

Under the 2014 RSU Plan, participants are entitled to receive a cash payment on the vesting date equal to the number of vested 2014 RSUs in the participant’s 2014 RSU account, multiplied by the Market Value of a Common Share on the vesting date.  Unless otherwise specified in a designated participant’s grant agreement, one-third of the 2014 RSUs granted to a participant will vest on each of the first, second and third anniversary of the grant date.

In December, 2015, the Company adopted the RSU Plan.  Under the RSU Plan, each restricted RSU represents the right to receive a cash payment or its equivalent in fully-paid common shares equal to the fair market value of the common shares as at the vesting date.  The RSU Plan is subject to shareholder approval at this Meeting.  A summary of the RSU Plan is attached hereto as Appendix “C”.

A significant portion of our issued and outstanding stock options were exercised prior to expiry in 2015.

The granting of stock options and RSUs to date has been based on review of peer performance data by our Compensation Committee in consultation with our independent compensation consulting group and our CEO, taking into account market conditions for personnel.  Any amendments to our stock option plan or RSU plan will be proposed by our Compensation Committee in consultation with our executive officers.  Our Compensation Committee will then submit the proposed amendments to our Board of Directors for approval.  In granting stock options and RSUs, our Compensation Committee takes into account previous option and RSU grants.

Non-cash Compensation – In addition to the programs outlined above, our NEOs as well as other employees are eligible to participate in our provided health and wellness benefits, paid vacation and other perquisites.  We review these benefits for competitiveness as we continue to grow.

Performance Graph

Based on an initial investment of $100 in our common shares on December 31, 2010 and a $100 investment in the S&P/TSX Composite Index (with dividend reinvestment), the following tables provide a comparison of total returns for the 3 and 5 year periods ended December 31, 2015:

	12/31/2012	12/31/2013	12/31/2014	12/31/2015
Pretium Resources Common Shares	$100.00	$41.80	$51.18	$53.09
S&P/TSX Composite Index Total Return	$100.00	$112.96	$124.86	$114.47
S&P/TSX Global Gold Index	$100.00	$52.58	$49.58	$44.56

	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15
Pretium Resources Common Shares	$100.00	$195.77	$205.16	$85.76	$105.01	$108.92
S&P/TSX Composite Index	$100.00	$91.26	$97.80	$110.48	$122.12	$111.96
S&P/TSX Global Gold Index	$100.00	$86.39	$73.70	$38.50	$36.54	$32.84

The following graphs compare the quarterly percentage change in our cumulative total shareholder return on our common shares against the cumulative total shareholder return of the S&P/TSX Composite Total Return Index from the completion of our IPO on December 21, 2010 to December 31, 2015 and for the 3 year period from December 31, 2012 to December 31, 2015.

Three year Quarterly % Change

Five year Quarterly % Change

Our approach to compensation is closely tied to our goal of creating long-term shareholder value through consistent performance relative to our peers, with the specific goal of advancing our Brucejack Project to production.  Since our IPO, we have advanced our Brucejack Project from exploration through engineering, permitting, and now construction, with production expected to commence in 2017.

During the period from our IPO to September 2013, the cumulative total shareholder return on our Common Shares exceeded that of the total shareholder return of the S&P/TSX Composite Total Return Index (the “Index”).  During that period, our executive compensation remained substantially constant.  During the fourth quarter of 2013, however, our share price declined reducing the cumulative total shareholder return on our Common Shares below that of the Index.  As a result, for the year ended December 31, 2013, our CEO did not receive any short term incentive compensation while compensation to our other NEO’s remained substantially constant.

Though 2014 continued to be a challenging year for gold, the cumulative total shareholder return on our Common Shares increased, but remained below that of the Index.  During the period, our NEO’s were granted the first increases in Base Salary since our IPO, with other compensation remaining substantially constant.  In 2015, Pretivm, like other companies, continued to be influenced in part by low metal prices that have been in decline for 4 years and the lowest in 6 years.

Our Compensation Committee has historically not set ‘share price targets’, given numerous uncontrollable factors that can affect share price  during exploration and development, however, the Compensation Committee and the other board members review the Company’s share price performance against peer performance and against various market indices (see “Performance Graph”) in approving compensation recommendations. Other factors considered in determining annual bonus are the success of the NEOs in achieving their individual objectives and their respective contributions to the Company in reaching its overall goals.

During 2014, the Company’s approach to executive compensation transitioned from that of an exploration company to a pre-development company and that continued in 2015.  When the Company was focused on the exploration of its Brucejack Project, its executive compensation was primarily salary and option-based.  As part of our strategy in 2015, we re-evaluated our approach to executive compensation and added performance-based cash incentives, such as the RSU Plan, the ultimate value of which received is directly related to share price performance.

In 2016, the Company will establish corporate objective targets for NEOs with a focus on construction timeline, budget and safety and environment.  These target objectives will contribute to the short term incentive compensation component for the Executive team.

We feel that our executive compensation policy is effective, and supports the relationship between the compensation earned by the NEO’s and the return to shareholders as we advance the Brucejack Project to production.

Compensation Governance

Our Compensation Committee is comprised of three independent directors within the meaning if NI 52-110: C. Noel Dunn (Chair), Ross A. Mitchell and George Paspalas.

In May, 2015, George Paspalas took over as Lead Director and Chair of the Compensation and Corporate Governance Committee.  With the production decision by the Company in 2015 and increased personal and increasing complexity in transitioning to a gold producing company, in December 2015, the Board decided to establish a separate Corporate Governance Committee (see “Corporate Governance”) and a Compensation Committee.  The Corporate Governance and Compensation Committee was chaired to the end of 2015 by Mr. Paspalas and Mr. Dunn was subsequently appointed as Chair of the Compensation Committee.

Each member of the Compensation Committee has the necessary experience to enable him to make decisions on the suitability of our compensation policies or practices. Their relevant experience is set out in their respective biographies under the heading “Election of Directors”.

The Compensation Committee’s responsibilities, powers and operation can be found under Board Mandate.

In the support of the fulfillment of their role, the Compensation Committee engages and receives the input of an external independent advisor skilled in executive compensation matters, with knowledge of the mining industry, Lane Caputo.

Lane Caputo was retained in 2015 to assess the Company’s approach to executive and director compensation and provide a review of the compensation arrangements for the Company’s executive management team and independent directors and recommending changes (if any) to various pay elements and/or strategies to ensure alignment with current market practices.  The Compensation Committee is satisfied that Lane Caputo is independent and possesses the appropriate expertise to advise the committee on matters within its mandate.

During 2015, the following aggregate fees were billed by Lane Caputo:

Executive Compensation-Related Fees:	$70,970
All Other Fees:	Nil

Executive compensation-related fees are those fees billed for services related to determining compensation for the Company’s directors and executive officers.  All Other Fees are fees billed for all other services provided by Lane Caputo that are not reported under executive compensation-related fees.

The Compensation Committee considers Lane Caputo’s recommendations and advice when making recommendations to the Board for approval.  The Compensation Committee must pre-approve other services Lane Caputo provides to the Company at the request of management.

Risks Associated with Compensation Practices

The Company is a development stage company and does not have any operating assets.  Incentive compensation is generally paid in relation to milestones regarding the advancement of our projects which are subject to considerable external review and assessment.  As such the Compensation Committee considers that its compensation practices are unlikely to encourage any NEO from taking inappropriate risks.

The Board’s oversight of our strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks.  As short-term incentive awards are determined at the discretion of the Board (other than for our Chairman and CEO), the ability of an individual to target specific performance parameters to the detriment of our overall performance is limited, while long-term incentive awards align our management with our shareholders’ interest in our growth.

Our Compensation Committee (a) reviews our compensation policies to identify any practice that might encourage an employee to expose us to unacceptable risk and (b) has not identified any risks arising from our compensation policies and practices that could encourage an NEO or other employee to take inappropriate or excessive risks.

Hedging Policy

Although the Company has not adopted a policy disallowing NEOs or directors from purchasing financial instruments designed to hedge or offset any decrease in market value of Common Shares or any other securities of the Company, the Company is not aware of any NEOs or directors having adopted such practice.

NAMED EXECUTIVE OFFICER COMPENSATION

Statement of Executive Compensation

For the year ended December 31, 2015, we had five Named Executive Officers (“NEOs”):

(a)	Robert Quartermain, our Chief Executive Officer (“CEO”);

(b)	Tom Yip, our Chief Financial officer (“CFO”);

(c)	Joseph Ovsenek, our President;

(d)	Ken McNaughton, our Vice President and Chief Exploration Officer; and

(e)	James Currie, our former Vice President and Chief Operations Officer;

Disclosure is also included for Peter De Visser, who was our CFO from December 2010 to January, 2015.

Summary Compensation Table

The following table is a summary of compensation paid to our Named Executive Officers for the last three fiscal years.

Name and principal position	Year	Salary ($)	Share based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)		All other compensation ($)(4)	Total compensation ($)
					Annual incentive plans(3)	Long-term incentive plans
Robert Quartermain Chairman and CEO	2015 2014 2013	500,000 450,000 400,000	477,390 500,000 N/A	1,424,960 Nil 1,802,881	800,000 321,443 N/A	N/A N/A N/A	16,109 Nil Nil	3,218,459 1,271,443 2,202,881
Joseph Ovsenek President	2015 2014 2013	425,000 350,000 300,000	477,390 300,000 N/A	1,088,030 Nil 1,245,003	500,000 300,000 250,000	N/A N/A N/A	18,475 Nil Nil	2,508,895 950,000 1,795,003
Tom Yip CFO(5)	2015 2014 2013	340,000 N/A N/A	238,695 N/A N/A	1,737,819 N/A N/A	300,000 N/A N/A	N/A N/A N/A	53,177 N/A N/A	2,673,691 N/A N/A
James Currie Former Chief Operating Officer	2015 2014 2013	400,000 270,833 N/A	318,260 300,000 N/A	892,980 2,541,000 N/A	300,000 250,000 N/A	N/A N/A N/A	7,469 Nil N/A	1,918,709 3,361,833 N/A
Ken McNaughton Chief Exploration Officer	2015 2014 2013	350,000 325,000 300,000	190,956 300,000 N/A	736,940 Nil 1,245,003	300,000 250,000 250,000	N/A N/A N/A	20,290 Nil Nil	1,598,186 875,000 1,795,003
Peter De Visser Former CFO(4)	2015 2014 2013	6,700 96,000 96,000	Nil Nil N/A	Nil Nil 184,600	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil	6,700 96,000 280,600
(1)
For share-based awards, the fair value was based on the market price of the Common Shares on the grant date.  The grant date fair value of share based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(2)
For option-based awards, the fair value was based on the market price of the Common Shares on the grant date.  The grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes model.   The grant date fair value of option-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(3)	Annual cash bonus paid to each NEO.
(4)	This amount is the Company’s contribution to a registered retirement savings plan made on behalf of the NEO as well as additional perquisites the NEO may have been granted.
(5)	Mr. Yip was appointed as CFO of the Company on Mr. De Visser’s resignation in January, 2015.

Base salary for 2015 was negotiated for each of our NEOs at the time they negotiated their respective employment agreements.  Short-term incentive awards paid to Messrs. Ovsenek, McNaughton, Currie and Yip were determined by discussion amongst the Compensation Committee and in consultation with our CEO without formal objectives or criteria, but taking into account our share price performance over the year and the average and median short term incentive awards paid by our Peer Companies.  In 2016, corporate objective targets will be established for senior management, including NEOs.

Robert A. Quartermain, our Chief Executive Officer and Chairman:

Compensation for Mr. Quartermain was negotiated between the Board and Mr. Quartermain prior to our initial public offering in December 2010.  In reaching an agreement on compensation, discussion was had amongst the Board members with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Quartermain.

Mr. Quartermain’s compensation is comprised of a base salary, a short-term incentive award, a long-term incentive award and non-cash compensation.  Historically, Mr. Quartermain’s short-term incentive award was a term of his Employment Agreement and was based on the annual increase in our market capitalization.  As a short-term incentive award, he received a cash payment equal to 0.25% of the annual increase in our market capitalization, provided the annual increase is greater than 10%.

As part of the Company’s succession planning, in May 2015, Mr. Quartermain was appointed as Chief Executive Officer and Chairman and Mr. Ovsenek was appointed as President.  Mr. Quartermain’s employment agreement with the Company has been renegotiated effective January 1, 2016 and his short-term incentive award will be based on the corporate objectives established by the Company and approved by the Compensation Committee and Board for 2016.

The terms of Mr. Quartermain’s Employment Agreement were determined through negotiation between Mr. Quartermain and the Board, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Quartermain.  The Employment Agreement also contains confidentiality provisions of indefinite application.  Mr. Quartermain is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Quartermain has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

Tom Yip, our CFO:

Compensation for Mr. Yip was determined through negotiation between Mr. Ovsenek and Mr. Yip prior to Mr. Yip joining us in January, 2015.  Mr. Yip’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

The terms of Mr. Yip’s Employment Agreement were determined through negotiation between Mr. Yip and Mr. Ovsenek and were discussed with and approved by the Compensation and Corporate Governance Committee and the Board of Directors, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Yip.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. Yip is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Yip has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

Joseph Ovsenek, our President:

Mr. Ovsenek’s compensation was negotiated between Mr. Quartermain and Mr. Ovsenek prior to Mr. Ovsenek joining us in January 2011.  Mr. Ovsenek’s compensation was discussed amongst, and approved by, the Board members with advice from legal counsel, based on industry standards at the time we entered into an Employment Agreement with him.  Mr. Ovsenek’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

The terms of Mr. Ovsenek’s Employment Agreement were determined through negotiation between Mr. Ovsenek and Mr. Quartermain and were discussed with and approved by the former Compensation and Corporate Governance Committee, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Ovsenek.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. Ovsenek is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. Ovsenek has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

James Currie, our former Vice President and Chief Operating Officer:

The compensation for Mr. Currie, our former Vice President and Chief Operating Officer, was negotiated between Mr. Quartermain and Mr. Currie prior to Mr. Currie joining us in March 2014.  Mr. Currie’s compensation was comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

The terms of Mr. Currie’s Employment Agreement were determined through negotiation between Mr. Currie and Mr. Quartermain and were discussed with and approved by the Compensation and Corporate Governance Committee and the Board of Directors, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. Currie.  The Employment Agreement also contains confidentiality provisions of indefinite application.

Ken McNaughton, our Vice President and Chief Exploration Officer:

Mr. McNaughton’s compensation was negotiated between Mr. Quartermain and Mr. McNaughton prior to Mr. McNaughton joining us in January 2011.  Mr. McNaughton’s compensation was discussed amongst, and approved by, the Board members with advice from legal counsel, based on industry standards at the time we entered into an Employment Agreement with him.  Mr. McNaughton’s compensation is comprised of a base salary, a short-term incentive award determined at the discretion of the Board, a long-term incentive award and non-cash compensation.

The terms of Mr. McNaughton’s Employment Agreement were determined through negotiation between Mr. McNaughton and Mr. Quartermain and were discussed with and approved by the Compensation and Corporate Governance Committee, with advice from legal counsel, based on industry standards at the time the Employment Agreement was entered into with Mr. McNaughton.  The Employment Agreement also contains confidentiality provisions of indefinite application. Mr. McNaughton is not entitled to compensation on resignation, retirement or termination for cause. In addition, Mr. McNaughton has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he wants to terminate his employment.

Termination and Change of Control Benefits

We have entered into employment agreements with each of our NEOs.  Upon termination without cause, each of our NEOs would be entitled to receive twenty-four months of his base salary, twice the average annual performance bonus calculated in accordance with the Employment Agreement in the 3 years immediately preceding termination and all unvested stock options granted pursuant to the Stock Option Plan and all unvested RSUs would immediately vest (the “Separation Package”).  If such termination occurs within the first 3 years of the employment agreement, the average annual performance bonus calculation will use the performance bonus earned for the completed years.  Any such Separation Package payable to our NEOs is required to be paid to him within five days of the termination of his employment.

In the event of a take-over bid, tender or exchange offer, proxy contest or any similar event or occurrence or series of events or occurrences, or the execution of an agreement which, if consummated, would constitute a Change of Control, our NEOs will not voluntarily leave the employ of the Company until the Change of Control occurs or, if earlier, such take-over bid, tender or exchange offer, proxy contest or similar event or occurrence or series of events or occurrences, or agreement is terminated or abandoned.  In the event that within 12 months following a Change of Control, (i) the Company terminates a NEO’s employment without just cause; or (ii) our NEO terminates his employment for Good Reason (as defined in the Employment Agreement), then the Company will provide the NEO the Separation Package.

The table below sets out the estimated incremental payments, payables and benefits that would be due to the NEOs on termination without cause, assuming termination on December 31, 2015.

Name	Base Salary (1) ($)	Bonus (2) ($)	Option-Based Awards (3) ($)	All Other Compensation ($)	Total ($)
Robert Quartermain	1,000,000	747,628 (4)	277,500	Nil	2,025,128
Joseph Ovsenek	850,000	700,000	338,960	Nil	1,888,960
Tom Yip	700,000	600,000	44,400	Nil	1,344,400
James Currie	800,000	550,000	0	Nil	1,350,000
Ken McNaughton	700,000	533,333	338,960	Nil	1,572,293
Peter De Visser	Nil	Nil	Nil	Nil	Nil
(1)	24 months’ base salary.
(2)
Twice the average annual performance bonus over the past three years, however if such termination occurs within the first 3 years of the employment agreement, the average annual performance bonus calculation will use the performance bonus earned for the completed years.

(3)
Assumes the vesting of all outstanding options and is calculated based on the difference between the market price of our shares on the TSX on December 31, 2015 ($6.96) and the exercise price of each option.

(4)
Mr. Quartermain’s bonus is calculated as 0.25% of the annual increase (if any) in our market capitalization, provided that such increase is 10% or more in the year, calculated based on the difference between the volume weighted average price of our shares on the TSX for the ten days trading days up to and including December 31, 2015 ($6.96) and for that same period ended December 31, 2014 ($6.71).  Upon termination without cause, Mr. Quartermain’s bonus is twice the average annual performance bonus over the past three years.

(5)	Mr. De Visser’s employment as CFO of the Company ended on January26, 2015.

Financial Instruments

No NEO or director has purchased any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the NEO or director.

Pension Plan Benefits

The Company does not have a defined benefit, defined contribution or deferred compensation pension plan.

Incentive Plan Awards - Outstanding Option Based and Share-Based Awards

The following table sets out all option-based and share-based awards outstanding for each NEO as at December 31, 2015.

Name	Option-based Awards				Share-based Awards (RSUs)
	Number of securities underlying unexercised options (#)	Option Exercise price ($)	Option Expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share-based awards not paid out or distributed ($)
Robert Quartermain	300,000 300,000 250,000 167,000 150,000	11.78 13.70 5.85 8.72 7.29	12/15/16 12/12/17 12/17/18 01/20/20 12/08/20	Nil Nil 277,500 Nil Nil	48,733(3) 150,000(4)	341,521 1,051,200	Nil
Joseph Ovsenek	136,000 300,000 200,000 200,000 100,000 150,000	6.10 11.78 13.70 5.85 8.72 7.29	01/28/16 12/15/16 12/12/17 12/17/18 01/20/20 12/08/20	116,960 Nil Nil 222,000 Nil Nil	29,240(3) 150,000(4)	204,914 1,051,200	Nil
Tom Yip	150,000 40,000 30,000 40,000 40,000 310,000 75,000	11.01 11.78 13.70 5.85 8.72 6.96 7.29	03/16/16 12/15/16 12/12/17 12/17/18 01/20/20 03/03/20 12/08/20	Nil Nil Nil 44,400 Nil Nil Nil	75,000(3)	525,600	Nil
James Currie	350,000 100,000 100,000	7.26 8.72 7.29	03/10/19 01/20/20 12/08/20	Nil Nil Nil	29,240(3) 100,000(4)	204,914 700,800	Nil
Ken McNaughton	136,000 300,000 200,000 200,000 100,000 60,000	6.10 11.78 13.70 5.85 8.72 7.29	01/28/16 12/15/16 12/12/17 12/17/18 01/20/20 12/08/20	116,960 Nil Nil 222,000 Nil Nil	29,240(3) 60,000(4)	204,914 420,480	Nil
Peter De Visser	40,000 30,000	11.78 13.70	12/31/15 12/31/15	Nil Nil	Nil	Nil	Nil
(1)	Calculated based on the difference between the market price of our shares on the TSX on December 31, 2015 ($6.96) and the exercise price of the option.
(2)	The market or payout value of the RSUs that have not vested as at December 31, 2015 is $7.01 per RSU.
(3)	Restricted Share Units that were issued in December 2014 that are cash settled immediately upon vesting.
(4)	RSUs granted under our RSU Plan in December 2015.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned by our NEOs during the year ended December 31, 2015.

Name	Option-based awards Value vested during the year ($)(1)	Share-based awards Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert Quartermain	Nil	181,527	Nil
Joseph Ovsenek	Nil	108,919	Nil
Tom Yip	Nil	Nil	Nil
James Currie	Nil	108,919	Nil
Ken McNaughton	Nil	108,919	Nil
Peter De Visser	9,225	Nil	Nil
(1)
This is the aggregate dollar value that would have been realized if the options had been exercised on the vesting date and assuming the NEO had the entire vested amount available for exercise.  The dollar value is calculated based on the difference between the market price of our shares on the TSX on December 31, 2015 ($6.96) and the exercise price of each vested option.

DIRECTOR COMPENSATION

Our director compensation is designed to attract and retain high caliber Board members.  In 2015, comparative director compensation data for our Peer Companies was accumulated and reviewed.  Our approach to Board compensation is to be competitive with our peers, reflects best practice and takes into account governance trends.

The Compensation and Corporate Governance Committee reviews Board compensation on an annual basis and recommends revisions to the compensation paid to the Directors when warranted in the circumstances.  In addition, the Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

For 2015, our directors were compensated for their services as directors through a combination of annual retainer fees and compensation in the form of an RSU grant.  Directors were also reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attending meetings and otherwise carrying out their duties as directors of the Company.

 The 2015 annual retainers were as follows:

Board of Directors		Committees
		Audit		Compensation & Corporate Governance		Technical		Finance
Lead	Member	Lead	Member	Lead	Member	Lead	Member	Lead	Member
$25,000	$50,000	$15,000	Nil	$5,000	Nil	Nil$	Nil	Nil	$5,000

The following table sets out the compensation each director received during 2015:

Name and Position	Director	Committees				Total ($)
		Audit	Compensation & Corporate Governance	Technical	Finance
C. Noel Dunn Director Compensation & Corporate Governance Committee Chair(1), Member Audit Committee member	$50,000	Nil	$5,000	N/A	N/A	$55,000
Ross Mitchell Director Audit Committee Chair Compensation & Corporate Governance Committee member	$50,000	$15,000	Nil	N/A	$5,000	$70,000
George Paspalas Lead Director Compensation & Corporate Governance Committee Chair (1), Member	$75,000	N/A	Nil	Nil	$5,000	$80,000
Peter Birkey Director Audit Committee Member	$50,000	Nil	Nil	N/A	$5,000	$55,000
Shaoyang Shen (2) Director Audit Committee Member	$47,778	Nil	Nil	N/A	N/A	$47,778
Nicole Adshead-Bell (3) Director Technical Committee Member	$12,500	N/A	Nil	Nil	N/A	$12,500
Tom Yip (4) Former Director Former Audit Committee member	$4,167	Nil	Nil	N/A	N/A	$4,167
(1)	Mr. Dunn stepped down as the Chair of the Compensation & Corporate Governance Committee and Mr. Paspalas was appointed in his place on May 7, 2015.
(2)	Mr. Shen was appointed as a director on January 20, 2015 and as such, his director fees were prorated for the year.
(3)	Dr. Adshead-Bell was appointed as a director on October 1, 2015 and as such, her director fees were prorated for the year.
(4)	Mr. Yip was appointed as our CFO in January 2015 and resigned from the Audit Committee at that time. Mr. Yip did not stand for re-appointment to the Board of Directors in May, 2015.

The following table sets out all amounts of compensation provided to our non-executive directors for the year ended December 31, 2015:

Name	Fees earned ($)	Share-based awards (1) ($)	Option-based awards (1) ($)	All other compensation ($)	Total ($)
C. Noel Dunn	55,000	73,766	201,200	Nil	329,966
Ross Mitchell	70,000	75,876	226,350	Nil	372,226
George Paspalas	80,000	90,628	251,500	Nil	422,128
Peter Birkey	55,000	73,766	201,200	Nil	329,966
Shaoyang Shen	47,778	67,446	754,500	Nil	869,723
Nicole Adshead-Bell	12,500	67,446	631,050	Nil	710,996
Tom Yip(2)	4,167	Nil	Nil	Nil	4,167
(1)	This amount is based on the fair value of the Share or Option-based awards on their grant date and are valued using the Black-Scholes option pricing model.
(2)	Mr. Yip resigned from the Board of Directors in January, 2015 and as such did not received any share and/or option based awards and other compensation as director compensation.

Outstanding Option-based and Share-based Awards

The following table sets out all option-based and share-based awards outstanding for each of our non-executive directors, as at December 31, 2015.

Option-based awards are granted at the closing price of our common shares on the TSX on the day prior to the date of grant.  Options awarded vest one quarter every six months, commencing on the grant date and have a five year term.

Share-based awards are granted in the form of RSUs and vest one third every year, commencing on the grant date and have a three year term.

Option-based Awards					Share-based Awards (cash settled RSUs)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of shares that have not vested (#)	Market or Payout value of Share-based awards that have not vested $	Market of payout value of vested share-based awards not paid out or distributed $
C. Noel Dunn	50,000 40,000 50,000 40,000	11.78 13.70 5.85 8.72	12/15/16 12/12/17 12/17/18 01/20/20	Nil Nil 55,500 Nil	23,178	162,431	Nil

Option-based Awards					Share-based Awards (cash settled RSUs)
Ross A. Mitchell	45,000 35,000 45,000 45,000	11.78 13.70 5.85 8.72	12/15/16 12/12/17 12/17/18 01/20/20	Nil Nil 49,950 Nil	23,841	167,078	Nil
George Paspalas	150,000 40,000 50,000	6.40 5.85 8.72	05/17/18 12/17/18 01/20/20	84,000 44,400 Nil	28,476	199,560	Nil
Peter Birkey	150,000 40,000	7.86 8.72	05/16/19 01/20/20	Nil	23,178	162,431	Nil
Shaoyang Shen	150,000	8.72	01/20/20	Nil	21,192	148,514	Nil
Nicole Adshead-Bell	150,000	8.08	10/01/20	Nil	21,192	148,514	Nil
(1)	Calculated based on the difference of the market price of our shares on the TSX on December 31, 2015 ($6.96) and the exercise price of each option.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our non-executive directors, vested or earned during the year ended December 31, 2015:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
C. Noel Dunn	Nil	Nil	Nil
Ross A. Mitchell	Nil	Nil	Nil
George Paspalas	Nil	Nil	Nil
Peter Birkey	Nil	Nil	Nil
Shaoyang Shen	Nil	Nil	Nil
Nicole Adshead-Bell	Nil	Nil	Nil
(1)
This is the aggregate dollar value that would have been realized if the options had been exercised on the vesting date and assuming the director had the entire vested amount available for exercise.  The dollar value is calculated based on the difference between the market price of our shares on the TSX on December 31, 2015 ($6.96) and the exercise price of each vested option.

SECURITIES AUTHORISED FOR
ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has a Stock Option Plan and a Restricted Share Unit Plan.  The Stock Option Plan requires shareholder approval every three years and the Restricted Share Unit Plan requires shareholder approval.

The intend of these equity plans is to allow the Company to provide a flexible mix of compensation components to attract, retain and motive the performance of the plan participants in alignment with the success of the Company and its shareholders.

The following table sets out information as at December 31, 2015 with respect to compensation plans under which our equity securities are authorized for issuance.

Plan Category	No. of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in (a) (c)
Equity compensation plans approved by securityholders	9,442,950	9.61	5,063,890(1)
Equity compensation plans not approved by securityholders	861,344(2)	7.01	Nil
Total	10,304,294	N/A	5,063,890
(1)
Based on our issued and outstanding share capital as at December 31, 2015 of 145,068,405, we can issue up to 10% of our issued and outstanding share capital as stock options under our Stock Option Plan.

(2)	RSUs issued under our RSU Plan in 2015.

CORPORATE GOVERNANCE DISCLOSURE

Our Corporate Governance Committee is responsible for reviewing our overall governance principles and governance issues that arose during the course of 2015.  As required by National Instrument 58-101 - Disclosure of Corporate Governance Practices, the following describes our corporate governance practices.

Board of Directors

Section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”) sets out the standard for director independence.  Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with us.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with us.

Of our Board of Directors, 6 of the 8 members are independent:  C. Noel Dunn, Ross Mitchell, George Paspalas, Peter Birkey, Shaoyang Shen and Nicole Adshead-Bell.  Robert Quartermain was not independent as he was our Chief Executive Officer and Chairman and Joseph Ovsenek is not independent as he is our President.  The majority of our directors were independent in 2015.

Independent directors hold regularly scheduled and ad hoc meetings at which non-independent directors and members of management are not in attendance.  At each regularly scheduled Board meeting, the independent directors hold an in camera session as well.  Messrs. Dunn and Paspalas acted as Lead Director during 2015 and in that capacity, acted as the chair of the meetings of the independent members of the Board and as the liaison between management and the Board.

In addition to their positions on our Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Robert Quartermain	Primero Mining Corp.
Joseph Ovsenek	Camino Minerals Corp.
C. Noel Dunn	Pan American Silver Corp.
George Paspalas	MAG Silver Corp.
Nicole Adshead-Bell	Dalradian Resources Inc., Lithium Americas Corp.

Interlocking Boards

None of our directors currently serve together on the Board of any other company.

Attendance of Directors at Board and Committee Meetings

During the year ended December 31, 2015, the Board of Directors held a total of 8 meetings.  The attendance record of the directors at such meetings is as follows:

Directors	Board Meetings (8 Meetings)	Independent Director Meetings (8 Meetings)	Audit Committee Meetings (4 Meetings)	Compensation and Corporate Governance Committee Meetings (6 Meetings)	Technical Committee (1 Meeting)	Finance Committee (13 Meetings)
Robert Quartermain	8 of 8 100%	-	-	-	-	13 of 13 100%
Joseph Ovsenek	8 of 8 100%	-	-	-	-	13 of 13 100%
C. Noel Dunn	8 of 8 100%	8 of 8 100%	2 of 2 (1) 100%	6 of 6 100%	-	-
Ross Mitchell	8 of 8 100%	8 of 8 100%	4 of 4 100%	6 of 6 100%	-	13 of 13 100%
George Paspalas	8 of 8 100%	8 of 8 100%	-	6 of 6 100%	1 of 1 100%	13 of 13 100%
Peter Birkey	8 of 8 100%	8 of 8 100%	4 of 4 100%	-	-	13 of 13 100%
Shaoyang Shen	7 of 8 88%	7 of 8 88%	2 of 2 (2) 100%	-	-	-
Nicole Adshead-Bell	1 of 1 (3) 100%	1 of 1 (3) 100%	-	-	1 of 1 100%	-
Overall Attendance Rate	100%	100%	100%	100%	100%	100%
(1)	Mr. Dunn was on the Audit Committee until May 7, 2015 and attended all Audit Committee meetings held prior to then.
(2)	Mr. Shen was appointed to the Audit Committee on May 7, 2015 and attended all Audit Committee meetings held subsequent.
(3)	Dr. Adshead-Bell was appointed to the Board of Directors on October 1, 20154 and attended all of the Meetings held since her appointment.

Board Mandate

The mandate of our Board is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances. In accordance with its mandate, our Board will, among other things:

•	review and approve strategic plans prepared or updated by management on an annual basis and monitor annual programs in relation to strategic plans;

•	review and approve programs and budgets for each fiscal year and monitor progress of programs and budgets against approved objectives;

•	monitor the integrity of our financial statements;

•	monitor our compliance with legal and regulatory requirements;

•	monitor and evaluate the performance of management, establish compensation programs and succession planning and determine compensation of the CEO and senior management;

•	oversee management’s implementation of environmental, community and health and safety policies and programs;

•	assist management in identifying our principal business risks; and

•	oversee management in implementing the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of our shareholders.

The text of our Board mandate is attached hereto as Appendix A.

Committees

Committees have been formed in order to assist the Board of Directors in carrying out its mandate. During 2015 the Board of Directors had four committees, namely the Audit Committee, the Compensation and Corporate Governance Committee, the Finance Committee and the Technical Committee.

The Board of Directors recognizes that the Company is evolving from that of an exploration company to a development company and as such continually evaluates the need for appropriate committees and/or sub-committees.  In 2015, it was determined that the Compensation and Corporate Governance Committee should be split into two separate committees in order to effectively meet the expanding needs of the Company. In December 2015, each of the Compensation Committee and the Corporate Governance and Nomination Committee were formed.

All committee charters are re-assessed annually by each respective committee and the full text of each of our committee charters can be found on our website at www.pretivm.com.

Audit Committee

The Audit Committee was comprised of Ross Mitchell (Chair), Peter Birkey and Shaoyang Shen, all of whom are independent and financially literate as such terms are defined in NI 52-110. C. Noel Dunn was also a member of the Audit Committee until May, 2015.

The Audit Committee meets with our CEO and CFO and the independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans. The Audit Committee will also recommend to the Board the auditors to be appointed, subject to shareholder approval.  In addition, the Audit Committee will review and recommend to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities.

The Chair of the Audit Committee will be generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter.  The Chair’s duties and responsibilities will include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from us or the independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

NI 52-110 requires our Audit Committee to meet certain requirements.  It also requires us to disclose certain information regarding the Audit Committee.  The required information has been disclosed in our Annual Information Form for the fiscal year ended December 31, 2015, dated March 28, 2016, which has been filed on SEDAR (see “Additional Information” at the end of this Information Circular) and which is posted on our website.

Compensation Committee

The Compensation Committee is composed of C. Noel Dunn (Chair), George Paspalas and Ross Mitchell.

The main responsibilities of the Compensation Committee is to discharge the responsibilities of the Board of Directors relating to compensation and benefits of the executive officers and directors of the Company. In doing so, the Compensation Committee ensures that the Company has an executive compensation plan that is motivational and competitive that will attract and inspire performance of our officers of a caliber that will ensure and enhance the sustainability, profitability and growth of the Company.

The Compensation Committee is responsible for, amongst other things:

1.
reviewing and approving on an annual basis corporate goals and objectives relevant to the CEO and named executive officer (NEO) compensation, evaluating the performance of the CEO and executive officers in light of those goals and objectives and set, or recommend to the Board, the compensation level for the CEO and executive officers based on this evaluation. In determining the long-term incentive component of CEO and executive compensation, the Committee will consider, along with such other factors as it may deem relevant, the Company's performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to the executive officers in past years;

2.	reviewing and approving on an annual basis the adequacy and form of compensation and benefits of the directors, and make recommendations to the Board in that regard;

3.
making recommendations to the Board with respect to the Company's Stock Option Plan, RSU Plan and any other incentive compensation plans and equity-based plans, including recommendations as to grants pursuant to such plans and the adoption or amendment of such plans;

4.
determining the recipients of, and the nature and size of share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange and other regulatory requirements; and

5.	reviewing all executive compensation disclosure before the Company publicly discloses this information.

The Compensation Committee has the authority to retain outside advisors to assist in the evaluation of compensation of senior management and directors; and to determine the terms of engagement and the extent of funding necessary for payment of compensation to any consultant retained.

 Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed of Peter Birkey (Chair), C. Noel Dunn and Nicole Adshead-Bell.

The main responsibilities of the Corporate Governance and Nominating Committee is to assist the Board in fulfilling its corporate governance oversight by:

a)	developing and recommending to the Board corporate governance guideline’s for the Company and making recommendations to the Board with respect to corporate governance practices;

b)	reviewing the performance of the Board, Board members, Board committees and management; and

c)	identifying individuals qualified to become Board and Board committee members and recommending such nominees to the Board for appointment or election.

Pursuant to the Corporate Governance and Nominating Committee Charter, all members need to have a working familiarity with corporate governance practices.  The Corporate Governance and Nominating Committee may form and delegate authority to a sub-committee when appropriate.

Technical Committee

The Technical Committee, comprised of George Paspalas and Nicole Adshead-Bell, has a primary function of assisting the Board in discharging its oversight responsibilities with respect to:

a)	the development of the Brucejack Project from a technical and scheduling perspective;

b)	the capital cost requirements for the development of the Brucejack Project; and

c)	once the Brucejack Project has achieved commercial production, mine operations and production and any future expansion or other development.

Finance Committee

The Finance Committee was a Board appointed committee with the primary objective of providing the Board with recommendations relating to financing structures being considered by the Company.  Robert Quartermain (Chair), Joseph Ovsenek, Tom Yip, Ross Mitchell, George Paspalas and Peter Birkey were members of the Finance Committee.

Position Descriptions

The Board has developed a written position description for the Lead Director.  The Board also requires that each chair of a Committee, among other things, ensures:

(a)	effective functioning of the Committee,

(b)	responsibilities of the Committee are well understood, and

(c)	that Board functions, delegated to the Committees, are carried out.

Robert Quartermain serves as the Chairman of the Board.  The Chairman is responsible for leading the Board in the performance of its duties and discharging its responsibilities in an effective manner and setting the Board’s agenda to enable it to successfully carry out its duties. The Chairman presides at meetings of the Board and the shareholders.

The Board has developed a written position description for the CEO, which sets out his specific duties and responsibilities.  Generally, the CEO, who must be appointed by the Board and is directly accountable to the Board, is responsible for management of the day-to-day operation of our business and, amongst other things, has primary accountability for our profitability and growth and responsibility for reviewing and implementing strategies, budgeting and monitoring performance against budget and identifying opportunities and risks.

Orientation and Continuing Education

During 2015, we provided continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand their obligations as directors, information sessions on relevant corporate issues including short, medium and long-term corporate objectives, business risks and mitigation strategies and strategic planning meetings with management.  In order to assist in the flow of information to our Board, we use an electronic board portal.  The board portal facilitates the provision of resources to the Board.  All of our charters, mandates and policies are contained in the board portal as well as our public disclosure filings.

Board members have access to corporate director education programs. Management also has access to the corporate director education programs to better provide the Board with information that allows the Board to perform its duties.  The various director education programs across Canada that offer courses on topics such as  strategic direction & risks, financial strategy, financial essentials, audit committee effectiveness, risks & disclosure, human resources & compensation committee performance and enterprise risk oversight.  During 2015, one of our board members and one of our Vice Presidents were enrolled in director education programs.

If and when a new director is added to our Board, they have the opportunity to become familiar with us by meeting with multiple layers of our management, our other directors, officers and employees as well as have access to outside legal counsel.  Our directors visited our Brucejack project in 2015 and will do so again in 2016.

The Board of Directors are briefed monthly and at each Board meeting on strategic issues or challenges which may affect the Company, its relationships, performance, budget, schedule and any trends which may influence or change the planned development of the Company.

The Corporate Governance Committee will review, approve and report to the Board on plans for the ongoing development of existing Board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of our business remains current.

Ethical Business Conduct

The Board advocates a high standard of integrity for all of us and its members.  As part of its responsibility for our stewardship, the Board seeks to foster a culture of ethical conduct by requiring us to carry out our business in line with high business and moral standards and applicable legal and financial requirements.

The Board has, among other things, established a Corporate Governance Committee and a Code of Conduct:

(a)
The Corporate Governance Committee is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code, reviewing and updating the Code periodically, reviewing the system that management will establish to enforce the Code and reviewing management’s monitoring of our compliance with the Code.

(b)
The Board requires all directors, officers and employees to acknowledge having read and understood annually the Code of Conduct, and encourages management to consult with legal and financial advisors to confirm we are meeting our requirements.

The Code of Conduct, which has been filed on SEDAR and is available on our website at www.pretivm.com, is acknowledged and certified annually by each of our directors, officers and employees acknowledging his or her respective obligations under the Code of Conduct.

Under the Code of Conduct, members of the Board and executive officers are required to disclose any conflict of interest or potential conflict of interest to the entire Board, and in respect of Board members, to any committee on which they serve. Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. If the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with us.

The Board has adopted the following policies, amongst others, all of which can be found on our website:

Corporate Disclosure and Trading Policy:  we are committed to best practices in making timely and accurate disclosure of all material information and providing fair and equal access to material information. A written Corporate Disclosure and Trading Policy has been adopted to set guidelines for us and our directors, officers, employees and consultants in respect of satisfying the legal and ethical obligations related to the proper and effective disclosure of corporate information and the trading of securities with that information.

Whistle Blower Policy: we have procedures in place for receiving, handling and retaining of complaints regarding improper activities, as well as for employees and others to submit confidential anonymous concerns regarding improper activities, including questionable accounting, auditing or other matters.

Corrupt Practices Policy:  we have a policy in place to ensure that the Company, our directors, officers, employees and contractors do not participate in the corruption of foreign public officials and the ensure compliance with the Corruption of Foreign Public Officials Act (Canada), Foreign Corrupt Practices Act (United States) and other laws prohibiting improper payments to domestic and foreign officials.

Workplace Bullying and Harassment Policy: we promote a work environment characterized by professionalism, collegiality and cooperation. Our Workplace Bullying and Harassment Policy prohibits conduct or comment defined as bullying or harassment and we will not tolerate bullying or harassment in any interactions connected to work with the Company.

Nomination of Directors

The Corporate Governance Committee has the responsibility of, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to Committees of the Board and analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs.

The Corporate Governance Committee is currently comprised of Peter Birkey (Chair), C. Noel Dunn and Nicole Adshead-Bell.  All members of the Corporate Governance Committee are independent.

In reviewing potential candidates, the Corporate Governance Committee reviews the competencies of and skills of potential candidates against those that the Corporate Governance Committee considers the Board as a whole should possess.  This assessment involves the exercise of the Corporate Governance Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board.

Each of our directors was nominated to our Board for his respective area of expertise.  By using a Board of Directors composed of experienced professionals with a wide range of financial, exploration and business expertise, we ensure that the Board operates effectively and efficiently.  The following skills matrix table demonstrates the skills of our Board:

Quartermain	Dunn	Mitchell	Ovsenek	Paspalas	Birkey	Shen	Adshead-Bell
Relevant Industry Skills								
Mining Industry Experience	Y	Y	Y	Y	Y	Y	Y	Y
Exploration/Geology	Y				Y			Y
Construction/Operations					Y		Y	Y
Environment, Safety & Sustainability	Y			Y	Y		Y	
General Business Skills								
Audit/Finance	Y	Y	Y	Y	Y	Y	Y	Y
Capital Markets & Corporate Finance	Y	Y	Y	Y	Y	Y	Y	Y
Legal/Governance	Y	Y	Y	Y		Y	Y	Y
Human Resources & Executive Compensation	Y	Y	Y	Y	Y	Y		Y
Risk Management	Y		Y	Y	Y	Y	Y	Y
Information Technology				Y				
Public Reporting & Investor Communication	Y	Y	Y	Y	Y	Y		Y

All of the directors are actively involved in their respective areas of expertise and have full access to our management.

Any new appointees or nominees to the Board have a favourable track record in general business management, special expertise in areas of strategic interest to us, the ability to devote the time required and a willingness to serve as a director.  The Corporate Governance Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary.  On this basis, the Corporate Governance Committee makes recommendations to the Board regarding potential director candidates.

We have a Majority Voting Policy for directors.  Information on the majority voting for directors is set out in this Information Circular under the heading Election of Directors - Majority Voting for Directors.

Compensation of Directors

Our approach to Board compensation is competitive at the median of our peers, reflects best practice and takes into account governance trends.  Comparative director compensation data for our Peer Companies is accumulated and reviewed annually.

Director Term Limits and Other Mechanisms of Board Renewal

The Board does not impose term limits for its directors as term limits inherently discount the value of experience and continuity on the Board and of directors with deep knowledge of the Company and its business.  An informal review of both the effectiveness of each director and the effectiveness of the Board as a whole is performed annually.

Representation of Women on the Board and in Executive Officer Positions

The Board adopted a Diversity Policy in 2015.  Our Diversity Policy recognizes that a diverse and inclusive environment that values the varied perspectives of its workforce facilitates a broader exchange of ideas and leads to greater organizational strength.

While gender diversity is considered when evaluating candidates for director and executive positions, the Board has not set specific targets at this time.  The Board believes that each potential nominee should be evaluated based on his or her merits and experience, taking into account the needs of the Company and the current composition of the Board and management team, including the current level of women in such positions.

Currently, the Company has 1 female director and 2 out of 7 (29%) of the Company’s executive officers are female.

ADDITIONAL INFORMATION

Additional information can be found on the SEDAR website at www.sedar.com under “Pretium Resources Inc.”

Financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year, copies of which have been mailed to those shareholders who requested them, and which are filed and available on SEDAR or on our website at www.pretivm.com.

Shareholders may request copies of our financial statements and MD&A by contacting Investor Relations at 604-558-1784.

APPENDIX A

PRETIUM RESOURCES INC.
MANDATE OF THE BOARD OF DIRECTORS

As Adopted by the Board of Directors on December 19, 2010

I.	ROLE AND RESPONSIBILITIES

1.
The Board of Directors (the “Board”) is responsible for the stewardship of Pretium Resources Inc. (the “Company”).  This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.
The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate.  The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.	The Board shall hold meetings on at least a quarterly basis.

4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

7.
The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.	The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)	are reviewed at least annually.

9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.

10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.

11.
The Board and each individual director is responsible for acting in accordance with the obligations imposed by the Business Corporations Act (British Columbia). In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and

(d)	(i)
disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)
such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

12.
The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.
The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees.  The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)
pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.

14.
The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require.  From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board.  The following are the current committees of the Board:

(a)
the Audit Committee, consisting of not less than three directors, each of whom must be an “unrelated or “independent” director under applicable securities laws and stock exchange rules.  The role of the Audit Committee is to provide oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies.

(b)
the Corporate Governance and Compensation Committees, consisting of not less than three directors, each of whom must be an “unrelated” or “independent” director under applicable securities laws and stock exchange rules.  The role of the Corporate Governance and Compensation Committees is to:

(i)	develop and monitor the effectiveness of the Company’s system of corporate governance;

(ii)	establish procedures for the identification of new nominees to the Board and lead the candidate selection process;

(iii)	develop and implement orientation procedures for new directors;

(iv)	assess the effectiveness of directors, the Board and the various committees of the Board;

(v)	ensure appropriate corporate governance and the proper delineation of the roles, duties and responsibilities of management, the Board, and its committees; and

(vi)	assist the Board in setting the objectives for the CEO and evaluating CEO performance.

(vii)	establish a remuneration and benefits plan for directors, senior management and other key employees;

(viii)	review the adequacy and form of compensation of directors and senior management;

(ix)	establish a plan of succession;

(x)	undertake the performance evaluation of the CEO in consultation with the Chair of the Board, if not the CEO; and

(xi)	make recommendations to the Board.

II.	COMPOSITION

1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.
The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules.  The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.
If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.	The Board should, as a whole, have the following competencies and skills:

(a)	knowledge of the mining industry;

(b)	knowledge of current corporate governance standards;

(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and

(d)	financial and accounting expertise.

III.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

2.
If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities.  If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

4.
An individual director may engage an external adviser at the expense of the Company in appropriate circumstances.  Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

6.	The Board shall institute procedures for receiving shareholder feedback.

7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

8.	The non-management directors shall meet at least twice yearly without any member of management being present.

9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the creation of subsidiaries;

(g)	the creation of new Company bank accounts;

(h)	payment of dividends;

(i)	proxy solicitation material;

(j)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(k)	any material change to the business of the Company;

(l)	the appointment of members on any committee of the Board;

(m)	capital expenditures in excess of CAD$1,000,000 outside of the annual budget;

(n)	entering into any professional engagements where the fee is likely to exceed CAD$1,000,000 outside of the annual budget.

(o)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$1,000,000 outside the annual budget;

(p)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$250,000 other than product guarantees outside the annual budget;

(q)	the appointment or discharge of any senior officer of the Company;

(r)	entering into employment contracts with any senior officers; and

(s)	initiating or defending any law suits or other legal actions.

10.
The Board, together with the CEO and with the assistance of the Corporate Governance and Compensation Committees, shall develop position descriptions for the CEO.  The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

APPENDIX B
2016 STOCK OPTION PLAN

The following is a summary of our 2016 Stock Option Plan:

Purpose

The purpose of our Stock Option Plan is to attract and retain superior directors, officers, advisors, employees and other persons or companies engaged to provide us with ongoing services, to provide an incentive for such persons to put forth maximum effort for our continued success and growth, and to closely align the personal interests of our directors, officers, advisors, employees and other persons or companies with those of our shareholders by providing them with the opportunity, through the grant of options, to acquire our common shares.

Eligibility

Options may be granted to any of our directors, senior officers, employees, or permitted consultants of the Company or any of our subsidiaries. The maximum number of our shares issuable from treasury pursuant to the Stock Option Plan shall not, together with any other share compensation arrangement of the Company (including the Company’s Restricted Share Unit Plan) that provides for the issuance of our common shares from treasury, exceed 10% of our issued and outstanding shares on a non-diluted basis at any time.

Stock Option Plan Limits

The total number of shares that may be issuable to any one person pursuant to the Stock Option Plan in any one year shall not exceed 5% of our shares issued and outstanding on a non-diluted basis on the date of the grant of the options. The maximum number of shares issuable pursuant to the Stock Option Plan to insiders, together with the number of shares issuable to such insiders under any other previously established or proposed share compensation arrangements of the Company (including the Company’s Restricted Share Unit Plan), shall not exceed 10% of our shares outstanding on a non-diluted basis at the grant date of the options.

The maximum number of shares issued to our insiders within any one-year period pursuant to the Stock Option Plan, when taken together with the number of shares issued to such insiders under any other previously established or proposed share compensation arrangements of the Company, shall not exceed 10% of our shares outstanding on a non-diluted basis at the end of such period.

No more than 2% of the total number of our issued and outstanding shares may be issuable to any individual insider or consultant, within a one-year period pursuant to the Stock Option Plan, when taken together with the number of shares issuable to such insider or consultant under any other previously established or proposed share compensation arrangements of the Company.

No more than 1% of the total number of issued and outstanding shares may be issuable to the non-employee directors, as a group, within a one-year period pursuant to the Stock Option Plan, when taken together with the number of shares issuable to such directors under any other previously established or proposed share compensation arrangements of the Company.

Exercise Price

The Board shall determine the number of options to be granted, the option price applicable to each option and vesting conditions, if any, and any other terms and conditions at the time of each grant of options. The option period of an option commences on the date of grant and expires on the fifth anniversary of such date. The option price of any option shall not be less than the last daily closing price per common share on the TSX on the trading day immediately preceding the grant date of such option.

Attributes

Vested options may be exercised at any time during the applicable option period. Options are non-transferable and non-assignable.  Optionees who are terminated without cause following a change of control, as defined in the Stock Option Plan, shall have 90 days from the date of such termination to exercise any vested exercisable options granted under the Stock Option Plan.  Optionees will have 60 days from the date on which their employment is terminated due to retirement, disability or redundancy, as defined in the Stock Option Plan, to exercise any option granted to the extent that such option was exercisable and had vested on the date of such termination.

B-1

In the event of the death or disability of an optionee, any vested option held as at the date of death is exercisable at any time up to 365 days after the date of death or disability.  No option shall be exercisable following the expiration of the applicable original option period however, if an option expires during a period in which we have imposed a trading black-out period to restrict trades in our securities, the option will expire ten business days after we have lifted the black-out period.  Options held by an individual who ceases to be employed for cause will lapse and become null and void immediately upon such termination.

If we amalgamate, consolidate or combine with or merge with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (a “Business Combination”), any share received on the exercise of an option shall be converted into the securities, property or cash which the optionee would have received upon such Business Combination if the optionee had exercised his or her option immediately prior to the effective date of such Business Combination and the option price shall be adjusted as may be deemed necessary or fair and equitable by the Board.

If (a) because of a proposed Business Combination (such as an amalgamation, consolidation or combination with or merger with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise) the exchange or replacement of the shares or those in another company is imminent, or (b) a take-over bid to purchase all of our shares is made by a third party, the Board may, in a fair and equitable manner, determine the manner in which all unexercised option rights granted under the Stock Option Plan shall be treated including, for example, requiring the acceleration of the time for the exercise of such rights by the optionees and of the time for the fulfillment of any conditions or restrictions on such exercise (including without limitation, vesting requirements).

Our Board of Directors may, from time to time, subject to approval, if required, of the TSX or any other applicable regulatory body, suspend or terminate the Stock Option Plan.  In certain circumstances, the Board may, subject to regulatory approval, amend or revise the terms of the Stock Option Plan or any option without obtaining shareholder approval, provided that, in the case of any option, no such amendment or revision may, without the consent of the optionee, materially decrease the rights or benefits accruing to such optionee or materially increase the obligations of such optionee, as follows:

a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

b)
to correct any defect, supply any information or reconcile any inconsistency in the Stock Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Stock Option Plan;

c)	a change to the vesting provisions of any option or the Stock Option Plan;

d)	amendments to reflect any changes in requirements of any regulator or stock exchange to which we are subject;

e)	a change to the termination provisions of an option which does not result in an extension beyond the original option period;

f)	in the case of any option, the substitution of another award of the same or different type;

g)	in the case of any option, such amendments or revisions to the adjustment provisions of the Stock Option Plan;

h)	amendments to the definition of change of control;

i)	the addition of a cashless exercise feature, payable in cash or our securities; and

j)	a change to the class of eligible persons that may participate under the Stock Option Plan.

In all other circumstances, we will require shareholder approval to amend the Stock Option Plan.

B-2

APPENDIX C
2015 RESTRICTED SHARE UNIT PLAN

The following is a summary of our Restricted Share Unit Plan (the “RSU Plan”):

Purpose

The purpose of the RSU Plan is to promote profitability and enhance the long term value of the Company; to retain and attract key officer, directors, employees and consultants (each, a “Participant”); align the interests of management and employees with the interests of shareholders; to recognize the contribution of the Participants in the RSU Plan to the growth of the Company; and to provide a longer term incentive element in an overall compensation package which is competitive with the Company’s peer group.

Under the RSU Plan, the number of Common Shares issuable from treasury, together with any other share compensation arrangement of the Company (including the Company’s Stock Option Plan) that provides for the issuance of Common Shares from treasury, shall not exceed 10% of the issued and outstanding Common Shares of the Company.

The number of Common Shares issued to insiders from treasury under the RSU Plan, together with any other share compensation arrangement of the Corporation that provides for the issuance of Common Shares from treasury, shall not, within a one (1) year period, exceed 10% of the issued and outstanding Common Shares.

The number of Common Shares issuable to Insiders from treasury pursuant to the RSU Plan, together with any other share compensation arrangement of the Company that provides for the issuance of Shares from treasury, shall not, at any time, exceed 10% of the issued and outstanding Common Shares from time to time.

The number of Common Shares issuable from treasury to directors of the Company who are not also employees or consultants of the Company or a subsidiary (a “non-employee director”) pursuant to the RSU Plan, together with any other share compensation arrangement of the Company that provides for the issuance of Common Shares from treasury to non-employee directors, shall not exceed 1% of the issued and outstanding Common Shares.

The aggregate equity award value, based on grant date fair value, of any grants of RSUs that are eligible to be settled in Common Shares, in combination with the aggregate equity award value, based on a grant date fair value, of any grants under any other share compensation arrangements of the Company, that may be made to a Participant who is a non-employee director for a year shall not exceed $150,000.

Restricted Share Units

A restricted share unit (“RSU”) means a restricted share unit credited to a Participant, by means of an entry on the books of the Company, each of which represents the right to receive a cash payment or its equivalent in fully-paid Common Shares of the Company, equal to the fair market value of a Common Share calculated at the vesting date, in the manner, and subject to the terms of the RSU Plan.  The fair market value of a Common Share on a particular date means the arithmetic average of the closing price of the Common Shares of the Company, traded on the Toronto Stock Exchange for the five trading days immediately preceding such date.

Grant of RSUs

The Company may, from time to time, grant RSUs to a Participant in such numbers, at such times and on such terms and conditions, consistent with the RSU Plan, as the Board of Directors may in its sole discretion determine; provided, however, that no RSUs will be granted after December 15 of a given calendar year (the “Grant Date”).

For greater certainty, the Board of Directors shall, in its sole discretion, determine any and all conditions to the vesting of any Restricted Share Units granted to a Participant, which vesting conditions may be based on either or both of: (a) the Participant's continued employment with, or provision of consulting services to, the Company or a Subsidiary; or (b) such other terms and conditions including, without limitation, certain performance criteria, as the Board of Directors may determine, provided that no such vesting condition for a RSU granted to an officer, director or employee shall extend beyond December 15 of the third calendar year following the year in respect of which the RSUs were granted.

Vesting

RSUs granted under the RSU Plan, unless otherwise determined by the Board of Directors and as specifically set out in the grant agreement, vest as to 1/3 on each of the first and second anniversaries of the Grant Date and the remaining 1/3 shall vest on the earlier of the third anniversary of the Grant Date and December 15 of the third calendar year (the “Vested RSUs”).

The Company shall, within 15 days of the vesting date (the “RSU Payment Date”) make a cash payment equal to the number of Vested RSUs recorded in the Participant’s account multiplied by the fair market value on the vesting date, to the Participant, less applicable withholding taxes. Any participant that is a non-employee director (other than a US taxpayer as defined under the RSU Plan) shall on the RSU payment date be issued from treasury and receive that number of whole Common Shares that is equal to the number of whole Vested RSUs recorded in the Participant’s account on the RSU Payment Date. The non-employee director must provide the Company with a cheque for any applicable withholding taxes.

The Company may, in lieu of the cash payment to the Participant, on the RSU Payment Date elect to issue to the Participant that number of whole Common Shares that is equal to the number of whole Vested RSUs recorded in the Participant’s account on the RSU Payment Date, less any applicable withholding taxes.  The Company may choose to purchase the common shares, for the settlement of a RSU, through an independent broker.

Termination Date

The termination date (the “Termination Date”) is that date on which a Participant ceases, for any reason including resignation, termination, death or disability, to be an active employee, director or consultant, as the case may be, and, in the case of a Participant who is an employee, where the employment is terminated by the Employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a Participant who is a consultant, the date the written contract between the consultant and the Company or any subsidiary is terminated or expires and the consultant no longer provides services thereunder.

On a Participant’s Termination Date, any RSUs grant to such participant which have not become Vested RSUs prior to the Termination Date shall terminate and become null and void.

Where the Participant’s Termination Date occurs as a result of disability, retirement or redundancy, any unvested RSUs standing to the credit of such Participant that would otherwise have vested within sixty (60) days of the Participant's Termination Date shall immediately become Vested RSUs and shall be settled within sixty (60) days after the Participant's termination.

If a Participant’s Termination Date occurs as a result of the Participant’s death, any RSUs standing to the credit of such Participant shall continue to vest (and be paid out) in the normal course for a period of twelve (12) months after the Participant's Termination Date.  Any Restricted Share Units granted to such Participant which have not become Vested RSUs on or before the date that is the first anniversary of the Participant's Termination Date shall terminate and become null and void as of such date.

In the event of a change of control or a determination by the Board that a change of control is expected to occur, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the Participants in, and to prevent the dilution or enlargement of, any RSUs, including, without limitation: (i) ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for Common Shares upon the change of control becoming effective will provide each Participant with new or replacement or amended RSUs which will continue to vest and be exercisable following the change of control on similar terms and conditions as provided in the RSU Plan; (ii) causing all or a portion of the outstanding RSUs to become Vested RSUs prior to the change of control; or (iii) any combination of the above.

Amendment

Subject to Canadian securities laws and the policies and rules of the Toronto Stock Exchange, the Board may at any time, without further action by, or approval of, the holders of Common Shares, amend the RSU Plan or any RSU granted under the RSU Plan in order to:

a.
ensure that RSUs granted under the RSU Plan will comply with any provisions respecting restricted share units or other security based compensation arrangements in the Income Tax Act (Canada) or other laws in force in any country or jurisdiction of which a Participant to whom a RSU has been granted;

b.	make amendments of a procedural or “housekeeping” nature;

c.	change the termination provisions of a RSU granted under the RSU Plan provided that the change does not entail an extension of the expiry date of the RSU beyond the original expiry date of the RSU; or

d.	suspend or terminate the RSU Plan.

Approval of the Company shareholders will be required in order to:

a.	increase the maximum number of Common Shares reserved for issuance under the RSU Plan;

b.	amend the determination of fair market value under the RSU Plan in respect of any RSU;

c.	extend the expiry date of any RSU beyond the original expiry date;

d.	increase any limit on grants of RSUs to insiders;

e.	expand the circumstances under which RSUs may be assigned or transferred as permitted by the RSU Plan;

f.	amend the class of eligible participants under the RSU Plan;

g.	amend Section 8.4 of the RSU Plan which outlines shareholder approval requirements for amendments to the RSU Plan; or

h.	grant additional powers to the Board to amend the RSU Plan or any RSU without the approval of the shareholders of the Company.

Funding Obligation

The RSU Plan is an unfunded obligation of the Company.  Participants under the RSU Plan shall be treated as unsecured creditors of the Company.

Administration of RSU Plan

The RSU Plan is administered by the Board, with the assistance of the Compensation Committee and the Chief Executive Officer, which has the authority to interpret the RSU Plan and prescribe, modify and rescind rules and regulations relating to the RSU Plan, determine the participants to whom RSUs may be granted and the number of RSUs to be granted to each of the participants in the RSU Plan.

Assignment of RSUs

RSUs are not assignable or transferable by a Participant in whole or in part, either directly, by operation of law or otherwise, and no right or interest of any Participant under the RSU Plan or to receive any payment (whether in cash or Common Shares) shall be liable for or subject to any obligation or liability of such Participant.

A Participant may designate an individual who is a dependent or relation of the Participant as a beneficiary to receive any benefits that are payable under the RSU Plan upon the death of the Participant.

Tax Treatment

In respect of participants under the RSU Plan, the cash amounts received on vesting will be taken into income when vested (RSUs do not qualify to receive the same tax treatment as stock options).

The Company will be entitled to a deduction for amounts paid out under the RSU Plan (i.e., when vested) and will be responsible for withholding source deductions (as with stock options).

APPENDIX D
2016 SHAREHOLDER RIGHTS PLAN

The following is a summary of our 2016 Shareholder Rights Plan.  It only includes the material terms and conditions of the Shareholder Rights Plan and remains subject to confirmation by Shareholders and acceptance by the TSX.  Capitalized words and phrases used but not defined in this summary of the Shareholder Rights Plan shall have the meanings set out in the Shareholder Rights Plan.

Purpose of the Shareholder Rights Plan

The Shareholder Rights Plan is intended to provide for the fair treatment of Shareholders in connection with any take-over bid for the Company and is designed to provide the Board of Directors and the Shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure.  Further, the Shareholder Rights Plan will allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

The Shareholder Rights Plan also seeks to ensure that all Shareholders are treated fairly in any transaction involving a change of control of the Company and that all Shareholders have an equal opportunity to participate in the benefits of a take-over bid.  The Shareholder Rights Plan encourages potential acquirers to negotiate the terms of any offer for Common Shares with the Board of Directors or, alternatively, to make a Permitted Bid (as defined in the Shareholder Rights Plan) without the approval of the Board.

Time to consider bid

The Shareholder Rights Plan gives the Board and Shareholders more time to consider a take-over bid by requiring an offeror to make a “Permitted Bid” if it wishes to proceed without negotiating with the Board of Directors and without triggering the Shareholder Rights Plan.  In order to qualify as a Permitted Bid, the bid must meet certain minimum conditions.  A Permitted Bid must, among other things, be open for at least 105 days and must remain open for a further period of 10 business days after the offeror publicly announces that more than 50% of the outstanding Voting Shares (as defined in the Shareholder Rights Plan) held by Independent Shareholders (as defined below) have been deposited or tendered and not withdrawn.

Issuance of Rights

The Shareholder Rights Plan provides that one right (a “Right”) be issued in respect of each of the outstanding Common Shares to Shareholders as at April 12, 2016 as well as in respect of each Common Share issued after April 12, 2016 and prior to the Separation Time (as defined below).

Notwithstanding the effectiveness of the Shareholder Rights Plan, the Rights are not exercisable until the Separation Time and certificates representing the Rights will not be sent to the Shareholders.  Certificates for the Common Shares issued after the effective date of the Shareholder Rights Plan will contain a notation incorporating the Shareholder Rights Plan by reference.  Until the Separation Time, or earlier termination or expiry of the Rights, the Rights are evidenced by and transferred with the associated Common Shares and the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with those Common Shares.

Separation of Rights

The Rights will become exercisable at the “Separation Time” which, unless  waived or deferred by the Board  of Directors  in  the instances permitted by the Shareholder Rights Plan, is generally the close of business on the tenth trading day after the earliest to occur of:

(a)
a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Voting Shares (as defined in the Shareholder Rights Plan) (i.e. become an Acquiring Person);

(b)
the date of commencement of, or the first public announcement of an intention of any person (other than the Company or any of its subsidiaries) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid); and

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.

An Acquiring Person does not include a holder of 20% or more of the outstanding Voting Shares on the date the Shareholder Rights Plan was implemented (a “Grandfathered Person”), provided that such Grandfathered Person acquires no more Voting Shares, other than through one of the exemptions set out in the Shareholder Rights Plan.  When the Shareholder Rights Plan was initially adopted, the only Grandfathered Person was Silver Standard Resources Inc.

As soon as practicable following the Separation Time, separate certificates evidencing rights (“Rights Certificates”) will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

When Rights Become Exercisable

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at the Exercise Price.  Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in-Event”), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares that have an aggregate market value (as of the date of the Flip-in Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price.  In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and others acting jointly or in concert therewith), or certain transferees or any such person, will be void.

Permitted Bids

The Shareholder Rights Plan includes a “Permitted Bid” concept whereby a take-over bid will not trigger a separation of the Rights (and will not cause the Rights to become exercisable) if the bid meets certain conditions.  A “Permitted Bid” is defined as a take-over bid that is made by means of a take-over bid circular to acquire Voting Shares (which means Common Shares and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors, or securities that are eligible to be converted into Voting Shares for cash or securities) of the Company, which, together with Voting Shares beneficially owned by the offeror at the date of the offer (including its affiliates, associates and others acting jointly or in concert therewith), constitute 20% or more of the outstanding Voting Shares and that also complies with the following additional provisions:

(a)	the bid must be made to all the holders of Voting Shares as registered on the books of the Corporation, other than the offeror; and

(b)
the bid must also contain the following irrevocable and unqualified conditions: (i) no Voting Shares will be taken up or paid for prior to the close of business on the 105th day following the date of the bid and then only if more than 50% of the Voting Shares held by Independent Shareholders (as defined below) have been deposited or tendered to the bid and not withdrawn; (ii) Voting Shares may be deposited pursuant to the bid, unless it is withdrawn, at any time prior to the date shares are first taken up or paid for under the bid: (iii) Voting Shares deposited pursuant to the bid may be withdrawn until taken up or paid for; and (iv) if the deposit condition referred to in (b)(i) above is satisfied, the offeror will extend the bid for deposit of Voting Shares for at least 10 business days from the date such extension is publicly announced and, if such bid is a partial bid, not take up any Voting Shares under the bid until the expiry of such 10 business day period.

“Independent Shareholders” is defined generally as holders of Voting Shares other than (i) an Acquiring Person, (ii) any offeror making a take-over bid, (iii) any affiliate or associate of an Acquiring Person or offeror, (iv) persons acting jointly or in concert with an Acquiring Person or offeror, and (v) employee benefit, stock purchase or certain other plans or trusts for employees of the Company or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct the voting or tendering to a take-over bid of the Voting Shares.

Competing Permitted Bids

A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid has been made and prior to expiry of such Permitted Bid that satisfies all of the provisions of a Permitted Bid, except that it must remain open for acceptance until at least the later of (i) 35 days after the date of the bid and (ii) 60 days after the earliest date on which another Permitted Bid then in existence was made, and only if at that date more than 50% of the Voting Shares owned by Independent Shareholders have been deposited to the Competing Permitted Bid and not withdrawn.

Redemption and Waiver

Under the Shareholder Rights Plan, the Board of Directors can (i) waive the application of the Shareholder Rights Plan to enable a particular take-over bid to proceed, in which case the Shareholder Rights Plan will be deemed to have been waived with respect to any other take-over bid made prior to the expiry of any bid subject to such waiver, or (ii) with the prior approval of the holders of Voting Shares or Rights, as the case may be, redeem the Rights at a redemption price of $0.00001 per Right at any time prior to a Flip-in-Event. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid or a Competing Permitted Bid.

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a “Permitted Lock-Up Agreement”) with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a take-over bid (the “Lock-Up Bid”) made by such person, provided that the agreement meets certain requirements including:

(a)
the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the date of such agreement;

(b)
the Shareholder who has agreed to tender Voting Shares to the Lock-Up Bid is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another take-over bid or transaction where: (i) the price or value per Voting Share offered under such other take-over bid or transaction exceeds the price or value per Voting Share offered under the Lock-Up Bid; (ii) the price or value per Voting Share offered under such other take-over bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Voting Share offered under the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share offered under the Lock-Up Bid; or (iii) the number of Voting Shares to be purchased under such other take-over bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares offered to be purchased under the Lock-Up Bid at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered under the Lock-Up Bid;

(c)
no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the amount by which the price or value payable under another take-over bid or other transaction exceeds the price or value of the consideration received under the Lock-Up Bid shall be payable by a Locked-Up Person if the Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid; and

(d)
any right of first refusal or period of delay to give the person who made the Lock-Up Bid an opportunity to match the higher price, value or number in another take-over bid or transaction, does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares in sufficient time to deposit or tender to the other take-over bid or support the other transaction.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.